

<u>Mailstop 4628</u>

October 14, 2015

<u>Via E-mail</u>
Mr. John D. Gibbons
Chief Financial Officer
W&T Offshore, Inc.
Nine Greenway Plaza, Suite 300
Houston, Texas 77046-0908

>   **Re: W&T Offshore, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2014**
>   **Filed March 6, 2015**
>   **Response Letter Dated September 4, 2015**
>   **File No. 1-32414**

Dear Mr. Gibbons:

We have reviewed your filing and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2014</u>

<u>Management's Discussion and Analysis</u>

<u>Overview, page 51</u>

1.   We note your response to prior comment 1, explaining various unknown factors that you determined did not provide a reasonable basis to quantify reasonably possible impacts of future period ceiling test impairments and proved reserve estimates attributable to lower pricing that would be meaningful to investors.

   We continue to believe that, given the manner by which the ceiling test is performed under the full cost method, there would be a reasonable basis to quantify reasonably possible near-term ceiling test impairments attributable to lower pricing. Similarly, as commodity pricing is integral to the estimation of oil and gas reserves, there would be a reasonable basis to quantify reasonably possible near-term changes to reserves and development plans.

For example, when preparing your Form 10-Q for the third quarter of 2015, the additional history of market prices after September 2015 would appear to provide a reasonable basis to quantify the reasonably possible impact of impairment for the fourth quarter of 2015. To the extent that these prices result in the expectation of future impairment charges, disclose the quantified reasonably possible impact of such charges.

Additionally, if you deferred or rescheduled development of oil and gas reserves to future years based on an expectation of higher prices, rather than to derecognize reserves based on current prices, quantify the reasonably possible change to reserves if the higher prices are not attained.

You may contact Lily Dang at (202) 551-3867 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources